January 5, 2018
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

     Re:     Valeritas Holdings, Inc.
Request for Withdrawal Pursuant to Rule 477
Registration Statement on Form S-1 filed on October 4, 2017
(File No. 333-220801)
Ladies and Gentleman:
On behalf of Valeritas Holdings, Inc. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits thereto (File No. 333-220801), as filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2017 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement in connection with discussions between the Company and the Commission. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.
In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (908) 927-9920.

Sincerely, /s/ John E. Timberlake John E. Timberlake

cc:

Emilio Ragosa, Esq.

Morgan, Lewis & Bockius LLP